SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: January 12, 2009

Date: January 12, 2009

ON TRACK INNOVATIONS LTD.

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Monday, February 2, 2009, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”), for the purpose of increasing the Company’s authorized share capital from NIS 5,000,000 to NIS 20,000,000 and amending Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on the close of trading on Monday, January 12, 2009 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. As of the Record Date, 21,603,388 of the Ordinary Shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his, her or its favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins. The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at P.O.B. 32, Rosh-Pina, Israel, at least 72 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

By order of the Board of Directors By: /s/ Oded Bashan —————————————— Chairman On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________      Country of incorporation _____________

(3)	Record Date for which this certificate is granted: January 12, 2009

Details of the Shares:

(1)	Name of the security – Ordinary Shares;
Par value – N.I.S 0.1 ;
ISIN code – IL 009248951

(2)	No. of Shares – _________

(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________	Date: ______________

ON TRACK INNOVATIONS LTD.

Rosh-Pina, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Monday, February 2, 2009, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel.

SOLICITATION OF PROXIES

        The agenda for the Meeting is to increase the Company’s authorized share capital from NIS 5,000,000 divided into 50,000,000 Ordinary Shares, par value NIS0.10 per share, to NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS0.10 per share and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.

        A form of proxy for use at the Meeting is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if the shareholder attends the Meeting and does not elect to vote in person, the shareholder’s proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the Meeting, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to the Company’s registered shareholders on or about January 12, 2009, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.

Item 1 – Increase the Company’s Authorized Share Capital

        The Company’s authorized share capital is equal to NIS 5,000,000 divided into 50,000,000 Ordinary Shares, having par value of NIS0.10 per share.

        On January 11, 2009, the Board of Directors of the Company adopted a Rights Plan that provides for a potential issuance of additional Ordinary Shares, in certain events.

        To allow the issuance of the maximum number of Ordinary Shares possible under the Rights Plan, the Board of Directors of the Company has resolved that it is advisable to increase the authorized share capital of the Company by NIS 15,000,000 so that following such increase, the authorized shall capital shall be NIS 20,000,000 comprised of 20,000,000 Ordinary Shares, par value NIS0.10 per share.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to increase the Company’s authorized share capital by NIS 15,000,000 divided into 15,000,000 Ordinary Shares, so that the Company’s authorized share capital will be equal to NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value of NIS0.10 per share and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, to reflect such increase.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

        The Board of Directors recommends a vote FOR the approval of the said resolution.

ON TRACK INNOVATIONS LTD.

INSTRUMENT OF APPOINTMENT OF PROXY

I/we, ____________________ of ________________________ being a Shareholder of
             (Name of Shareholder)                          (Address)

On Track Innovations Ltd. (the "Company") hereby appoint (Please mark one alternative) (hereinafter the "Proxy"):

☐ Mr. Oded Bashan / Mr. Ronnie Gilboa / Mr. Amos Kreiner (and each of them singly)

☐ _________________________ of _____________________
                (Name of Proxy)                                  (Address)

as my proxy to vote for me and on my behalf at an Extraordinary General Meeting of the shareholders of the Company to be held on Monday, February 2, 2009, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, and at any adjournments thereof.

UNLESS EXPRESSLY INSTRUCTED OTHERWISE IN WRITING, SIGNING THIS PROXY SHALL BE DEEMED AS AN INSTRUCTION TO THE PROXY TO VOTE “FOR” FOR RESOLUTION 1 ON THE AGENDA.

Signed this __ of ________, ______.

——————————————
       (Signature of Appointer)